UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Calix, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
13100M509
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13100M509

1	NAMES OF REPORTING PERSONS Azure Venture Partners I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,523,656[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,523,656

WITH:	8	SHARED DISPOSITIVE POWER

—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,523,656

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 The percentages reported in this Schedule 13G are based upon 37,372,663 shares of Common Stock outstanding as of October 14, 2010 (according to the Form 10-Q filed by the issuer on October 22, 2010).

Page 2 of 18 Pages

CUSIP No.	13100M509

1	NAMES OF REPORTING PERSONS Azure Ventures I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		78,476

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		78,476

WITH:	8	SHARED DISPOSITIVE POWER

		—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	78,476

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 3 of 18 Pages

CUSIP No.	13100M509

1	NAMES OF REPORTING PERSONS Azure Partners I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		41,430

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		41,430

WITH:	8	SHARED DISPOSITIVE POWER

		—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	41,430

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 4 of 18 Pages

CUSIP No.	13100M509

1	NAMES OF REPORTING PERSONS Azure I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,181

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,181

WITH:	8	SHARED DISPOSITIVE POWER

		—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,181

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 5 of 18 Pages

CUSIP No.	13100M509

1	NAMES OF REPORTING PERSONS Azure Capital Partners VC Administrators, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,602,132

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,602,132

WITH:	8	SHARED DISPOSITIVE POWER

		—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,602,132

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 6 of 18 Pages

CUSIP No.	13100M509

1	NAMES OF REPORTING PERSONS Azure Capital Partners CO Administrators, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		42,611

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		42,611

WITH:	8	SHARED DISPOSITIVE POWER

		—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	42,611

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 7 of 18 Pages

CUSIP No.	13100M509

1	NAMES OF REPORTING PERSONS Paul Ferris

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,644,743

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

2,644,743

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,644,743

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 8 of 18 Pages

CUSIP No.	13100M509

1	NAMES OF REPORTING PERSONS Michael Kwatinetz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,644,743

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

2,644,743

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,644,743

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 9 of 18 Pages

CUSIP No.	13100M509

1	NAMES OF REPORTING PERSONS Cameron Lester

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,644,743

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

2,644,743

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,644,743

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 10 of 18 Pages

CUSIP No.	13100M509

1	NAMES OF REPORTING PERSONS Paul Weinstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,644,743

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

2,644,743

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,644,743

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
NOTE: This Statement on Schedule 13G is being filed on behalf of: (i) Azure Venture Partners I, L.P., (ii) Azure Ventures I, L.P., (iii) Azure Partners I, L.P., (iv) Azure I, L.P., (together with Azure Venture Partners I, L.P., Azure Ventures I, L.P. and Azure Partners I, L.P., the “Azure Investing Entities”) (v) Azure Capital Partners VC Administrators, LLC, which is sole general partner of each of Azure Venture Partners I, L.P. and Azure Ventures I, L.P., (vi) Azure Capital Partners CO Administrators, LLC (together with Azure Capital Partners VC Administrators, LLC, the “Azure GP Entities”), which is the sole general partner of each of Azure Partners I, L.P. and Azure I, L.P., (vii) Paul Ferris (“Mr. Ferris”), a manager of each of the Azure GP Entities, (viii) Michael Kwatinetz (“Mr. Kwatinetz”), a manager of each of the Azure GP Entities (ix) Cameron Lester (“Mr. Lester”), a manager of each of the Azure GP Entities and (x) Paul Weinstein (“Mr. Weinstein”), a manager of each of the Azure GP Entities. Mr. Ferris, Mr. Kwatinetz, Mr. Lester and Mr. Weinstein (collectively, the “Managers”) may be deemed to have shared voting and investment power over the shares held by each of the Azure Investing Entities and therefore may be deemed to share beneficial ownership of the shares held by Azure Investing Entities by virtue of their status as controlling persons of each of the Azure GP Entities. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. Each of the Azure GP Entities disclaims beneficial ownership of the shares held by the Azure Investing Entities, except to the extent of each such entity’s pecuniary interest therein.

Page 11 of 18 Pages

CUSIP No.	13100M509

Item 1(a)	Name of Issuer
Calix, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices
1035 N. McDowell Boulevard
Petaluma, CA 94954

Item 2(a)	Name of Person Filing
This Statement on Schedule 13G is being filed on behalf of the following:
(i) Azure Venture Partners I, L.P., a Delaware limited partnership;
(ii) Azure Ventures I, L.P., a Delaware limited partnership;
(iii) Azure Partners I, L.P., a Delaware limited partnership;
(iv) Azure I, L.P., a Delaware limited partnership (together with Azure Venture Partners I, L.P., Azure Ventures I, L.P. and Azure Partners I, L.P., the “Azure Investing Entities”);
(v) Azure Capital Partners VC Administrators, LLC, a Delaware limited liability company and the sole general partner of each of Azure Venture Partners I, L.P. and Azure Ventures I, L.P.;
(vi) Azure Capital Partners CO Administrators, LLC (together with Azure Capital Partners VC Administrators, LLC, the “Azure GP Entities”), a Delaware limited liability company and the sole general partner of each of Azure Partners I, L.P. and Azure I, L.P.;
(vii) Paul Ferris (“Mr. Ferris”), a manager of each of the Azure GP Entities;
(viii) Michael Kwatinetz (“Mr. Kwatinetz”), a manager of each of the Azure GP Entities;
(ix) Cameron Lester (“Mr. Lester”), a manager of each of the Azure GP Entities; and
(x) Paul Weinstein (“Mr. Weinstein”), a manager of each of the Azure GP Entities.
The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”
Mr. Ferris, Mr. Kwatinetz, Mr. Lester and Mr. Weinstein (collectively, the “Managers”) may be deemed to have shared voting and investment power over the shares held by each of the Azure Investing Entities and therefore may be deemed to share beneficial ownership of the shares held by Azure Investing Entities by virtue of their status as controlling persons of each of the Azure GP Entities. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. Each of the Azure GP Entities disclaims beneficial ownership of the shares held by the Azure Investing Entities, except to the extent of each such entity’s pecuniary interest therein.

Page 12 of 18 Pages

CUSIP No.	13100M509

Item 2(b)	Address of Principal Business Office
The address of each of the reporting persons is:
650 California Street
11th Floor
San Francisco, CA 94108

Item 2(c)	Citizenship

Azure Venture Partners I, L.P.	Delaware
Azure Ventures I, L.P.	Delaware
Azure Partners I, L.P.	Delaware
Azure I, L.P.	Delaware
Azure Capital Partners VC Administrators, LLC	Delaware
Azure Capital Partners CO Administrators, LLC	Delaware
Mr. Ferris	United States of America
Mr. Kwatinetz	United States of America
Mr. Lester	United States of America
Mr. Weinstein	United States of America

Item 2(d)	Title of Class of Securities
Common Stock

Item 2(e)	CUSIP Number
CUSIP # 13100M509

Item 3	Not applicable.

Item 4	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
As of December 31, 2010, each of the following is the owner of record of the shares of Common Stock set forth next to his or its name:

Azure Venture Partners I, L.P.	2,523,656
Azure Ventures I, L.P.	78,476
Azure Partners I, L.P.	41,430
Azure I, L.P.	1,181
Azure Capital Partners VC Administrators, LLC	2,602,132
Azure Capital Partners CO Administrators, LLC	42,611
Mr. Ferris	2,644,743
Mr. Kwatinetz	2,644,743
Mr. Lester	2,644,743
Mr. Weinstein	2,644,743
As of December 31, 2010, Azure Venture Partners I, L.P. was the record owner of and beneficially owned 2,523,656 shares of Common Stock. Azure Capital Partners VC Administrators, LLC has the power to vote or direct the disposition of all of such shares.

Page 13 of 18 Pages

CUSIP No.	13100M509
As of December 31, 2010, Azure Ventures I, L.P. was the record owner of and beneficially owned 78,476 shares of Common Stock. Azure Capital Partners VC Administrators, LLC has the power to vote or direct the disposition of all of such shares.
As of December 31, 2010, Azure Partners I, L.P. was the record owner of and beneficially owned 41,430 shares of Common Stock. Azure Capital Partners CO Administrators, LLC has the power to vote or direct the disposition of all of such shares.
As of December 31, 2010, Azure I, L.P. was the record owner of and beneficially owned 1,181 shares of Common Stock. Azure Capital Partners CO Administrators, LLC has the power to vote or direct the disposition of all of such shares.
As of December 31, 2010, Azure Capital Partners VC Administrators, LLC was the record owner of and beneficially owned 2,602,132 shares (the “Azure VC Shares”) of Common Stock. Azure Capital Partners VC Administrators, LLC has the power to vote or direct the disposition of all of the Azure VC Shares.
As of December 31, 2010, Azure Capital Partners CO Administrators, LLC was the record owner of and beneficially owned 42,611 shares (the “Azure CO Shares” and together with the Azure VC Shares, the “Shares”) of Common Stock. Azure Capital Partners CO Administrators, LLC has the power to vote or direct the disposition of all of the Azure CO Shares.
The Managers may be deemed to have shared voting and investment power over the shares held by each of the Azure Investing Entities and therefore may be deemed to share beneficial ownership of the Shares by virtue of their status as controlling persons of each of the Azure GP Entities. Each of the Managers disclaims beneficial ownership of the Shares, except to the extent of his or her pecuniary interest therein. Each of the Azure GP Entities disclaims beneficial ownership of the Shares, except to the extent of such entity’s pecuniary interest therein.
(b)	Percent of class:

Azure Venture Partners I, L.P.	6.8%
Azure Ventures I, L.P.	0.2%
Azure Partners I, L.P.	0.1%
Azure I, L.P.	0.0%
Azure Capital Partners VC Administrators, LLC	7.0%
Azure Capital Partners CO Administrators, LLC	0.1%
Mr. Ferris	7.1%
Mr. Kwatinetz	7.1%
Mr. Lester	7.1%
Mr. Weinstein	7.1%

Page 14 of 18 Pages

CUSIP No.	13100M509
(c)	Number of shares as to which the Reporting Person has:

	Number of Shares
Reporting Person	(i)	(ii)	(iii)	(iv)
Azure Venture Partners I, L.P.	2,523,656	0	2,523,656	0
Azure Ventures I, L.P.	78,476	0	78,476	0
Azure Partners I, L.P.	41,430	0	41,430	0
Azure I, L.P.	1,181	0	1,181	0
Azure Capital Partners VC Administrators, LLC	2,602,132	0	2,602,132	0
Azure Capital Partners CO Administrators, LLC	42,611	0	42,611	0
Mr. Ferris	0	2,644,743	0	2,644,743
Mr. Kwatinetz	0	2,644,743	0	2,644,743
Mr. Lester	0	2,644,743	0	2,644,743
Mr. Weinstein	0	2,644,743	0	2,644,743

(i)	Sole power to vote or to direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.

Item 8	Identification and Classification of Members of the Group
Not applicable.

Item 9	Notice of Dissolution of Group
Not applicable.

Item 10	Certification
Not applicable.

Page 15 of 18 Pages

CUSIP No.	13100M509
SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED: February 14, 2011.

AZURE VENTURE PARTNERS I, L.P.

By:	Azure Capital Partners VC Administrators, LLC, its general partner

	By:	/s/ Paul Ferris

Name: Paul Ferris
Title: Manager

AZURE VENTURES I, L.P.

By:	Azure Capital Partners VC Administrators, LLC, its general partner

	By:	/s/ Paul Ferris

Name: Paul Ferris
Title: Manager

AZURE PARTNERS I, L.P.

By:	Azure Capital Partners CO Administrators, LLC, its general partner

	By:	/s/ Paul Ferris

Name: Paul Ferris
Title: Manager

AZURE I, L.P.

By:	Azure Capital Partners CO Administrators, LLC, its general partner

	By:	/s/ Paul Ferris

Name: Paul Ferris
Title: Manager

Page 16 of 18 Pages

CUSIP No.	13100M509

AZURE CAPITAL PARTNERS VC ADMINISTRATORS, LLC

By:	/s/ Paul Ferris

Name: Paul Ferris
Title: Manager

AZURE CAPITAL PARTNERS CO ADMINISTRATORS, LLC

By:	/s/ Paul Ferris

Name: Paul Ferris
Title: Manager

/s/ Paul Ferris

Paul Ferris

/s/ Michael Kwatinetz

Michael Kwatinetz

/s/ Cameron Lester

Cameron Lester

/s/ Paul Weinstein

Paul Weinstein

Page 17 of 18 Pages

CUSIP No.	13100M509
EXHIBIT INDEX

Exhibit

Exhibit A:	Agreement of Joint Filing

Page 18 of 18 Pages